SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 16, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)
Enclosed:
News Release

August 16, 2010
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE SECOND QUARTER OF 2010
Construction of the Oyu Tolgoi copper-gold mine in Mongolia advancing quickly
SINGAPORE — Ivanhoe Mines today announced its results for the quarter ended June 30, 2010. All figures are in US dollars, unless otherwise stated.
HIGHLIGHTS DURING THE SECOND QUARTER AND SUBSEQUENT WEEKS
•	Full-scale construction at Oyu Tolgoi copper and gold mine in Mongolia commenced in June 2010 and there are now approximately 4,400 workers at Oyu Tolgoi. Production is expected to commence in mid-2013.
•	On May 11, 2010, Ivanhoe released a new Integrated Development Plan (IDP-10) that estimates the Oyu Tolgoi Project in Mongolia should produce more than 1.2 billion pounds (544,000 tonnes) of copper and 650,000 ounces of gold every year for the first 10 years. Peak single-year production from Oyu Tolgoi is estimated at 1.7 billion pounds (800,000 tonnes) of copper and 1.1 million ounces of gold.
•	On May 7, 2010, Ivanhoe shareholders approved a shareholders’ rights plan that will ensure fair treatment of all Ivanhoe shareholders during any takeover bid for Ivanhoe’s outstanding common shares.
•	In June 2010, Rio Tinto exercised its Series A warrants and Ivanhoe issued 46 million common shares to Rio Tinto for total proceeds of $393.1 million to be used to finance ongoing mine development activities at Oyu Tolgoi. With the transaction, Rio Tinto increased its ownership in Ivanhoe from 22.4% to 29.6%.
•	On May 25, 2010, Ivanhoe’s 81%-owned subsidiary, Ivanhoe Australia (IVA-ASX) signed a binding agreement with Barrick (PD) Australia Limited to acquire the Osborne Copper and Gold Operation. The acquisition is expected to close on September 30, 2010.
•	On August 12, 2010, Ivanhoe Australia announced that it had successfully completed a A$251 million equity raising, being the institutional component of its accelerated, non-renounceable, pro rata entitlement offer and an institutional placement.
•	During Q2’10, Ivanhoe’s 57%-owned subsidiary, SouthGobi Resources (SGQ — TSX; 1878 — HK), reported coal sales of $17.7 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 449,000 tonnes of coal sold to customers in China.
•	In July 2010, Ivanhoe’s 50%-owned Altynalmas Gold received an independent National Instrument 43-101-compliant report on the Kyzyl Gold Project that confirmed the economics of Altynalmas Gold’s development plan. The report was prepared by Scott Wilson Inc. of London, England. Fluor Canada has been retained to complete a Feasibility Study for the planned mine.

MONGOLIA: OYU TOLGOI COPPER-GOLD PROJECT (66% owned)
Full-scale mine construction at Oyu Tolgoi
Ivanhoe Mines is in the construction phase of the Oyu Tolgoi Mine, with production planned to commence in 2013. Oyu Tolgoi initially is being developed as an open-pit mining operation at the Southern Oyu deposits, along with a copper concentrator plant, related facilities and necessary infrastructure supporting an initial throughput of 100,000 tonnes of ore per day. An underground block-cave mining operation also is being developed at the Hugo North Deposit.
Full-scale construction activities commenced in Q2’10 as additional infrastructure (including a new 200 cubic metres per hour concrete batch plant), manpower and contractors were mobilized to site. The work force totalled approximately 4,400 at the end of July, 2010. Fluor Corporation is in charge of overall program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure such as roads, water supply, a regional airport and administration buildings. Fluor is executing the engineering for the project from its Vancouver, Canada, and Beijing, China, offices with operations being managed onsite in Mongolia. Engineering is expected to be completed in Q1’11.
The development of the first lift of the underground block-cave mine at the Hugo North Deposit is well underway, with full production scheduled to begin by the end of the fifth year of operations. Shaft #1 lateral mine development on the 1300-metre level at the Hugo North underground deposit is ahead of schedule, with a year-to-date advance of 1,712 metres. Raise-bore drilling for the first of two ventilation shafts near Shaft #1 has commenced, and a second mining fleet has been purchased to increase advance rates for the underground mine development.
Detailed engineering at Shaft #2 has reached 67% completion. Construction of the headframe foundation is progressing to plan. Major works during Q2’10 included installation of scaffolding and the commencement of rebar placement and anchor-bolt alignment for the hoist foundation and concrete placement. Foundation work also has begun for the air ventilation facilities that will serve for the sinking and operation of Shaft #2. When completed, Shaft #2 will be the main service shaft for the Hugo North Mine.
Detailed engineering for the ore concentrator now is at 80%. Foundation preparation work has been completed for the first of two Semi-Autogenous Grinding (SAG) mills, ball mill, pebble crusher, south reclaim tunnel and construction offices. The first concrete pours for the concentrator foundations commenced in June, 2010. The concentrator initially is being built as a modular two-line mill, capable of treating 100,000 tonnes of ore per day.
The 2010 independent Integrated Development Plan estimates that the concentrator will be expanded from the initial rate of 100,000 tonnes per day to 160,000 tonnes per day when the first lift of the Hugo North underground block cave begins commercial production, augmenting the ore mined from the Southern Oyu open-pit mine.

New 2010 Integrated Development Plan for Oyu Tolgoi copper-gold mining complex
On May 11, 2010, Ivanhoe announced that a new, independent Integrated Development Plan (IDP-10) confirmed that Ivanhoe’s Oyu Tolgoi Project in southern Mongolia has the mineral resources to become one of the world’s top three copper-gold producers and an industry model of responsible, environmentally-sound mineral development.
The IDP-10 is a comprehensive update of the original 2005 Integrated Development Plan and supports Ivanhoe Mines’ commitment to advance Oyu Tolgoi into full construction, with production of copper and gold expected to begin in 2013.
The Oyu Tolgoi development blueprint contains the first published declaration of underground reserves for the planned Hugo Dummett block-cave mine. It also presents the results of extensive studies of two complementary development scenarios:
1.	A Reserve Case, based only on Proven & Probable Mineral Reserves established to this point in time, which would sustain mining for a projected 27 years.
2.	A Life-of-Mine Sensitivity Case, which adds to the Reserve Case a large base of resources identified through exploration to date but currently classified only to the level of Inferred Resources under Canada’s internationally recognized standards. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life-of-Mine Sensitivity Case will be realized. The IDP-10 estimates that the Life-of-Mine Sensitivity Case would sustain mining at Oyu Tolgoi for a projected 59 years. Part of the ongoing exploration program at Oyu Tolgoi is directed at upgrading Inferred Resources to higher classifications, as has been progressively accomplished during the past nine years of exploration and discovery at the project.
In both cases, the average annual production at Oyu Tolgoi over the first 10 years would exceed 1.2 billion pounds (544,000 tonnes) of copper and 650,000 ounces of gold.
The IDP-10 is an independent report commissioned for the project by Ivanhoe Mines from a team of the world’s foremost engineering, mining and environmental consultants, led by Australia-based AMEC Minproc and including U.S.-based Stantec Engineering. The IDP-10, a technical report compliant with Canada’s NI 43-101 reporting standard, is available on SEDAR and on Ivanhoe’s website at www.ivanhoemines.com.
Ivanhoe Mines advances financing for Oyu Tolgoi copper-gold project in discussions with leading international financial institutions
The IDP-10 estimated that the initial capital cost required to achieve first production from the open-pit mine on the Southern Oyu deposits will be $4.6 billion. This amount includes $1.1 billion to be spent advancing underground development at the Hugo North Deposit in preparation for the start of block-cave mining following the commencement of production from the open-pit mine. Ivanhoe is discussing additional financing options for the balance of its capital requirements.

On May 21, 2010, Ivanhoe Mines signed a joint mandate letter with the European Bank for Reconstruction and Development (EBRD) and the World Bank Group’s International Finance Corporation (IFC) for evaluation of a major syndicated financing package for the construction of the planned Oyu Tolgoi mining complex.
Under terms of the joint mandate letter, EBRD and IFC will consider providing a two-part package consisting of:
•	up to $300 million each from EBRD and IFC, as part of a group of primary lenders, in limited-recourse project financing under an “A loan” structure; and
•	mobilization of a further $1.2 billion from commercial lenders under a “B loan” structure.
Export Development Canada (EDC), the Canadian government’s export credit agency, is considering providing up to $500 million in direct project financing capacity, subject to necessary approvals, including ensuring that the Oyu Tolgoi Project meets EDC’s environmental and social impact review requirements. EDC is reviewing information in that regard provided by Ivanhoe Mines.
Ivanhoe Mines selected Paris-based BNP Paribas and London-based Standard Chartered to work with EBRD, IFC and EDC in arranging the financing. The group of institutions will jointly work with the commercial banks that will structure the debt financing package, with completion targeted for Q1’11.
As leading global institutions, BNP Paribas and Standard Chartered have a very strong presence in Asia and, consistent with the commitments of the other core lenders, have indicated that they are considering retaining a significant exposure to the Oyu Tolgoi Project debt package through a mix of possible facilities. The facilities include EBRD and IFC “A” loans, facilities backed by export credit agencies and commercial loans.
IFC and EBRD financings are subject to detailed due diligence, including a review of the extensive environmental and social studies conducted by the Oyu Tolgoi Project, and approval by their respective managements and boards of directors. The arrangements also are subject to agreement of the Ivanhoe Mines Board of Directors and other related approval processes.
Oyu Tolgoi Exploration
Exploration drilling continued on the area between the Southwest Oyu and Heruga deposits; Zeus IP survey is ongoing
Less than half of the 20-kilometre-long mineralized trend at Oyu Tolgoi has been extensively drill-tested to date. An ongoing exploration program using ZeusTM proprietary, induced-polarization (IP) technology has identified numerous additional exploration and development targets. Drilling continues to be directed at expanding the project’s resources and reserves.
During Q2’10, Ivanhoe Mines completed 10,030 metres of drilling on a number of targets on the Oyu Tolgoi Project. The drilling of two deep diamond-drill holes (OTD1502 and OTD1510) began during Q2’10 in the area between the Southwest Oyu and Heruga deposits. These two holes currently are at the top of the mineralized system at approximately 1,800 metres below surface. OTD1502 is an infill hole, 250 metres from holes OTD1487A and OTD1500B, which previously intersected broad zones of copper-gold mineralization. OTD1510 is a 300-metre step-out to the southeast from OTD1500B.

In the area east of Central and Southwest Oyu, three condemnation holes (OTD1503, OTD1504 and OTD1505) totalling 2,270 metres were completed. The holes targeted an easterly displaced segment of the Oyu Tolgoi Trend and a corresponding gravity anomaly in the area of the proposed tailings dam. No significant mineralization was found.
During Q2’10, the expanded gradient array IP survey utilizing the Zeus technology continued from the northern end of the Hugo North Deposit to the northern part of the Ivanhoe/Entrée Gold Joint Venture area.
Mongolian Government obtains a 34% interest in the Oyu Tolgoi Project
On May 31, 2010, the Mongolian Government obtained a 34% interest in Oyu Tolgoi’s licence holder, OT LLC, upon the receipt of fully registered shares of OT LLC. Ivanhoe Mines now holds a controlling 66% interest in OT LLC. Provisions of the Investment Agreement address the amount and term of the parties’ investments in the Oyu Tolgoi Project, the protection of those investments and the right to realize the benefits from such investments, as well as the commencement of mining operations with minimum environmental impacts and progressive rehabilitation, the social and economic development of the South Gobi Region and the training and employment of thousands of new workers in Mongolia.
The Shareholders’ Agreement, which accompanied the execution of the Investment Agreement and also was signed on October 6, 2009, established the basis upon which the Mongolian Government, through its wholly-state-owned company, Erdenes LLC (Erdenes), obtained and will hold the initial 34% equity interest in OT LLC. The Shareholders’ Agreement provides the terms that govern the respective rights and obligations of the parties as shareholders of OT LLC. The Shareholders’ Agreement also addresses the circumstances and the requirements pursuant to which Ivanhoe Mines and Rio Tinto will assume or arrange financing for the Oyu Tolgoi Project and for Erdenes’ portion of the investment capital needed for the Project.
First meeting of OT LLC Board held in Ulaanbaatar, Mongolia
On June 9 and 10, 2010, the first meeting of the Board of Directors of OT LLC was held in Ulaanbaatar, Mongolia. The meeting addressed the normal organizational issues of a first board meeting and formally approved the recent nomination of the former Mongolian diplomat, Galsan Batsukh, as Chairman of the Board of Directors of OT LLC.
Under the authority of the Shareholders’ Agreement, Ivanhoe Mines appointed six of the nine members of the OT LLC Board of Directors and the Mongolian Government appointed three members. The nine members of the Board met over a two-day period to address a number of organizational issues pertaining to the business and governance of OT LLC, including approval of Board Procedural Rules and the Board’s Code of Conduct. OT LLC is the entity that is constructing and will operate the Oyu Tolgoi Project; it also holds the Oyu Tolgoi mining licences.
OT LLC is progressing with discussions with key Mongolian Government agencies to improve infrastructure at the Mongolia-China border crossing to accommodate increased freight volumes and implementation of regular transportation schedules through the remainder of 2010 and the start of 2011. Community consultations have taken place to address the construction schedule for the new paved road to China and the new regional airport.
The OT LLC five-year training plan was released on June 30, 2010, to key Mongolian Government ministries in accordance with the project’s Investment Agreement. The project has authorized development of educational and training programs for Mongolian citizens in order to elevate the skills necessary for development of an effective mine workforce. In that regard, a memorandum of understanding covering ongoing training activities was signed with the Ministry of Education on July 9, 2010.

MONGOLIA
COAL PROJECTS
SOUTHGOBI RESOURCES (57% owned)
Expansion planned for SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi is producing and selling coal at its Ovoot Tolgoi Project in Mongolia’s South Gobi Region, 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
In Q2’10, SouthGobi shipped approximately 449,000 tonnes of coal at an average realized selling price of approximately $43 per tonne. This compares to 384,000 tonnes of coal shipped in Q2’09 at an average realized selling price of $30 per tonne. The increases in tonnes of coal shipped and average realized selling price resulted in $17.7 million of revenue being recognized in Q2’10, compared to $10.7 million in Q2’09.
Cost of sales was $13.2 million in Q2’10, compared to $9.1 million for Q2’09. The increase in cost of sales relates to the higher sales volume and higher costs in Q2’10. During Q2’10, SouthGobi incurred higher operating costs associated with the continuing realignment of the open-pit and fleet utilization issues. Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs.
During June 2010, SouthGobi commenced the construction of a basic coal-handling facility. The new facility will allow SouthGobi to remove ash (waste rock) and enable the blending of coal from different seams to create higher-value products. Expected to be operational in early 2011, the coal-handling facility will include a 300-tonne-capacity dump hopper, which will receive run-of-mine coal from the Ovoot Tolgoi Mine and feed a rotary breaker that will size coal to a maximum of 50 millimetres and reject oversize ash. A radial stacker will facilitate loading of the sized coal into customers’ trucks. The coal-handling facility will be located between Ovoot Tolgoi’s Sunset and Sunrise open-pits and is expected to initially operate on one 12-hour shift per day, six days per week. Annual capacity on that basis will be up to six million tonnes of coal and can be adjusted upwards as mining capacity increases.
In June 2010, SouthGobi completed the commissioning of a second fleet of coal-mining equipment consisting of a Liebherr 996 hydraulic excavator with a 34-cubic-metre bucket and four Terex MT4400 218-tonne-capacity trucks. The new fleet supplements the existing mine fleet, which consists of a Liebherr 994 hydraulic excavator with a 13.5-cubic-metre bucket and seven Terex TR100 91-tonne-capacity trucks.
In Q4’09, SouthGobi commenced realigning the open-pit for a north-south entry. Waste removal at Ovoot Tolgoi originally was along the seam’s strike-length (east-west). This allowed for better utilization of capital cost controls when financing was more constrained. Strip ratio and waste movements were lower and customer’s trucks were allowed to enter directly in the shallow pit for loading. However, such an alignment is not beneficial over the longer-term because it becomes less efficient as the pit depth increases.

From an operating perspective, SouthGobi is encountering two issues that will impact its short-term outlook. Firstly, there will be proportionately less of the better quality coal coming from the #5 seam in the near-term mine plan. Secondly, SouthGobi is currently experiencing areas of higher sulphur content than originally anticipated in mine plans and studies. Some of the higher sulphur coal will not be attractive to customers in its current form and may need to be stockpiled until appropriate processing is in place or blending opportunities arise. As a result, SouthGobi does not expect the rate of coal sales volumes to be substantially different for the remainder of 2010 than for the six months ended June 30, 2010.
Regional coal exploration
A number of SouthGobi’s exploration licenses are associated with the broader Ovoot Tolgoi Complex and Soumber Deposit. The 2010 exploration program includes drilling, trenching and geological reconnaissance on a number of licence areas identified as having good potential for coking and thermal coal deposits.
The 2010 exploration program began in March. Year-to-date exploration activities include 62,270 cubic metres of trenching and more than 64,000 metres of drilling (core and reverse circulation). Key targets so far have been the Soumber Deposit, fields surrounding the Soumber Deposit and also the SW target, which is approximately six kilometres southwest of the Ovoot Tolgoi Complex.
The drilling program will focus on further definition of known coal occurrences to bring them to a NI 43-101-compliant definition stage and to allow for registration with the Mongolian Government as the next step toward expanding SouthGobi’s mining licence holdings.
AUSTRALIA
IVANHOE AUSTRALIA (81% owned)
Ivanhoe Australia incurred exploration expenses of $14.9 million in Q2’10, compared to $8.8 million in Q2’09. The increase was largely due to the commencement of the Merlin Pre-Feasibility Study.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Dore and Mount Elliott. During Q2’10, work focused on the acquisition of the Osborne Copper and Gold Operation (Osborne), integration planning to join the Osborne and Cloncurry sites, infill drilling on the inferred resource zone at Merlin and the commencement of the Merlin Pre-Feasibility Study.
Strategic Acquisition of Osborne Copper and Gold Operation
On May 25, 2010, Ivanhoe Australia announced the signing of a legally binding agreement with Barrick (PD) Australia Limited to acquire the Osborne Copper and Gold Operation. The acquisition is expected to close on September 30, 2010.

Consideration for the acquisition of Osborne consists of:
•	A$17.4 million in cash;
•	2% Net Smelter Returns royalty capped at A$15.0 million from ore extracted from the Osborne tenements only; and
•	assumption of all site environmental obligations, including the provision of an EPA Financial Assurance of A$18.4 million (discounted).
Osborne includes developed mines, a two million-tonne-per-annum concentrator, infrastructure and tenements. Osborne will positively impact Ivanhoe Australia’s molybdenum and rhenium production plans and provide the opportunity for supplementary copper and gold production.
The key benefits to Ivanhoe Australia of the Osborne acquisition are expected to be:
•	reduction of the upfront capital cost for the Merlin development by approximately A$100 million;
•	facilitation of Little Wizard production by late 2011 and Merlin production by 2012;
•	reduced project delivery risk for the Merlin operation; and
•	reduced permitting issues for the Merlin Project.
As a fully equipped operating mine site, Osborne is expected to become the main operating centre for Ivanhoe Australia in the Cloncurry district, in northwestern Queensland. The overall integration planning to join the Osborne and Cloncurry sites is progressing well.
Merlin molybdenum and rhenium
The Merlin Deposit is the lower-most mineralized zone in the Mount Dore Deposit, starting near the surface and dipping east at between 45 and 55 degrees. To date, the deposit has been intersected to approximately 500 metres down-dip. The overall mineralized zone at Merlin has an average true thickness of approximately 20 metres. Mineralization has been found over a strike length of 1,300 metres in step-out holes. However, the mineralization thins to the north, where it also is noted that the copper, zinc and gold content increases. To the south, the mineralization flattens and pinches out. The high-grade Little Wizard Zone represents the southern-most extent of molybdenum mineralization of economic interest found to date. During Q2’10, work continued on infill drilling on the Merlin Project to maximize the indicated resources with assay results confirming molybdenite intersections.
During Q2’10, the Merlin Pre-Feasibility Study work commenced and is expected to be completed by November 2010. The Pre-Feasibility Study will examine the various mining, processing, and infrastructure options to develop the Merlin Deposit while incorporating the Osborne facilities. A Feasibility Study then will focus on the preferred development option and produce the financial data for project approval. Environmental permitting will be undertaken in parallel with the studies and is expected be available at the end of the Feasibility Study.
Ivanhoe Australia completes A$251 million institutional equity raising
On August 12, 2010, Ivanhoe Australia announced that it had completed a A$251 million equity raising, comprising the institutional component of its accelerated, non-renounceable, pro rata entitlement offer and an institutional placement.
The equity raising, which (with the exception of the already completed placement) is fully underwritten by UBS AG, Australia Branch, and Morgan Stanley Australia Securities Limited, provides Ivanhoe Australia with a very strong platform to move forward on the funding of its large development project program and extensive exploration portfolio.

The funds raised under the institutional entitlement offer and placement support the following initiatives and commitments:
•	funding the acquisition of the Osborne Copper and Gold Operation.
•	development of the Merlin Project at Cloncurry.
•	partial repayment of approximately A$53 million of debt owed to Ivanhoe Mines.
•	ongoing exploration, development studies and associated corporate costs.
In addition to the approximately A$251 million raised under the institutional entitlement offer and placement, Ivanhoe Australia is expected to raise approximately A$18 million in equity through the retail entitlement offer and potentially up to a further approximately A$158 million through the future exercise of the options issued as part of the equity raising. Therefore, the total proceeds of the entitlement offer, placement and exercise of options may be up to A$427 million.
Ivanhoe Mines previously agreed it would not take-up its entitlement under the institutional entitlement offer, but has reiterated that it remains committed to its investment in Ivanhoe Australia. The offer securities that correspond to Ivanhoe Mines’ entitlement were sold to a range of institutional investors. This is expected to increase the liquidity and free float of Ivanhoe Australia’s shares. Following completion of the entitlement offers and placement, Ivanhoe Mines will hold approximately 63% of Ivanhoe Australia.
KAZAKHSTAN
Fluor Canada retained to complete Feasibility Study for planned Kyzyl Gold mine
In August, 2010, Altynalmas Gold announced that it had retained Fluor Canada Ltd., of Vancouver, Canada, to complete a detailed Feasibility Study as the next step in the development plan for the Kyzyl Gold Project in northeastern Kazakhstan. The study is expected to be completed in the first quarter of 2011. Ivanhoe Mines has a 50% interest in Altynalmas Gold, the company that holds 100% ownership of the Kyzyl Gold Project.
Altynalmas is focused on building a new, state-of-the-art gold mine designed to produce a first-stage average of 368,000 ounces of gold per annum over a 16-year mine life. Based on current parameters, the operation initially would treat an estimated 1.5 million tonnes of ore per year at an estimated average gold grade of 8.53 g/t. Recent metallurgical test-work programs have achieved gold recoveries of between 86% and 90% using fluidized-bed roasting.
In September 2009, Altynalmas Gold commenced a deep-level drilling program at the Bakyrchik Deposit intended to upgrade the present mineral resource. During Q2’10, 64 drill holes totalling 19,692 metres were completed and more than 2,800 samples were collected, prepared, and submitted for assay.
As of July 31, Altynalmas had completed a total of 52,563 metres of drilling. Altynalmas is continuing its aggressive drilling program designed to expand and upgrade the NI 43-101-compliant resources and reserves at the Kyzyl Project, with a further 39,000 metres planned for completion in 2010. Intersection widths and gold grades of the new drill holes correlate well with the results of the earlier, Soviet-era drilling. A summary of Altynalmas Gold’s recent drill results is contained in Ivanhoe Mines’ news release dated August 9, 2010.

In August 2010, Scott Wilson Inc. produced an independent Pre-Feasibility-level NI 43-101-compliant report on the Kyzyl Gold Project (the Technical Report) that confirmed the economics of Altynalmas Gold’s development plan. The Technical Report’s Base Case economic assessment is based only on mineral reserves and calculated an after-tax net present value of $406 million using a 5% discount rate. A Life-of-Mine Sensitivity Case, completed to better reflect the Kyzyl Gold Project and the size of the mineral resource, calculated an after-tax net present value of $820 million, using the same economic parameters. The results from the Pre-Feasibility Study provided Altynalmas Gold the confidence to continue the project development with the commencement of the Feasibility Study and detailed design.
Rio Tinto increased its interest in Ivanhoe Mines to 29.6%
In June 2010, Rio Tinto exercised its 46.0 million Series A warrants four months ahead of schedule. Upon the exercise of the Series A warrants, Ivanhoe Mines issued 46.0 million common shares to Rio Tinto at $8.54 per share for total proceeds of $393.1 million. The proceeds will be used to finance ongoing mine development activities at the Oyu Tolgoi Project. With this transaction, Rio Tinto now has invested approximately $1.7 billion in Ivanhoe Mines, inclusive of the convertible debt, and increased its ownership in Ivanhoe to approximately 29.6%.
Ivanhoe Mines’ shareholders’ rights plan approved at Annual General and Special Meeting
Ivanhoe Mines’ shareholders approved a Shareholders’ Rights Plan at the Annual General and Special Meeting on May 7, 2010. The plan was supported by 95.7% of the votes cast by Ivanhoe Mines’ shareholders (excluding votes cast by Ivanhoe Executive Chairman Robert Friedland and Rio Tinto).
The purpose of the Shareholders’ Rights Plan is to provide the Ivanhoe’s Board and shareholders with sufficient time to properly consider any take-over bid and to allow enough time for competing bids and alternative proposals to emerge. The Shareholders’ Rights Plan also seeks to ensure that all shareholders are treated fairly in any transaction involving a change of control of Ivanhoe Mines and that all shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Shareholders’ Rights Plan encourages potential acquirers to negotiate the terms of any offer for Ivanhoe Mines shares with the Board of Directors or, alternatively, to make a Permitted Bid (as defined in the Shareholders’ Rights Plan) without the approval of the Board.
Ivanhoe Mines is of the view that the Shareholders’ Rights Plan, approved by all members of the Ivanhoe Board on April 5, 2010 (with the exception of the Rio Tinto appointee, who opposed the Plan), following the recommendation of a committee of independent directors, is not in breach of any of Rio Tinto’s existing contractual rights. However, the Rights Plan does restrict Rio Tinto — and other shareholders and third parties, whether acting alone or in concert with another party — from acquiring additional Ivanhoe Mines shares in the market beyond the amounts provided for in existing contractual arrangements unless an offer is made to all shareholders.

Rio Tinto, which presently owns 29.6% of Ivanhoe Mines, claimed in a filing for arbitration on July 9, 2010, that the Ivanhoe Mines Shareholders’ Rights Plan breached certain of Rio Tinto’s rights under the October 2006 private-placement agreement, as amended, between Rio Tinto and Ivanhoe Mines. It is Ivanhoe Mines’ view that nothing in the private placement agreement prohibits Ivanhoe Mines from implementing a Shareholders’ Rights Plan and that nothing in the Shareholders’ Rights Plan breaches any of Rio Tinto’s existing contractual rights under the private-placement agreement, as amended. Ivanhoe Mines will continue to support its Shareholders’ Rights Plan in the arbitration proceeding initiated by Rio Tinto.
Ivanhoe Mines advises Rio Tinto of termination of restrictions on potential new strategic investors
On July 12, 2010, the Ivanhoe Mines Board of Directors authorized the termination of the Strategic Purchaser Covenant that has, since October 2007, restricted the ability of Ivanhoe Mines to issue shares to strategic investors. The termination of the covenant will permit Ivanhoe Mines to issue more than 5% of its common shares to one or more third-party strategic investors, which could include major mining companies. The covenant’s removal will give the Ivanhoe Mines Board of Directors additional flexibility to consider all available opportunities as part of its objective of realizing maximum value for Ivanhoe Mines’ shareholders. Rio Tinto continues to retain its right of first refusal over any shares that Ivanhoe may issue to strategic investors in accordance with the terms of, and in the circumstances contemplated by, the private-placement agreement, as amended.
Andrew Harding, Chief Executive of Rio Tinto’s copper division, resigned from the Ivanhoe Mines Board of Directors on July 10, 2010.
Financial Results
In Q2’10, Ivanhoe Mines recorded a net loss of $30.0 million ($0.07 per share) compared to a net loss of $24.9 million ($0.07 per share) in Q2’09, representing an increase of $5.1 million. Results for Q2’10 mainly were affected by $39.5 million in exploration expenses, $13.2 million in coal cost of sales, $14.7 million in general and administrative expenses, $8.3 million in interest expense, $4.9 million in mainly unrealized foreign exchange losses and $13.2 million in share of loss of significantly influenced investees. These amounts were offset by coal revenue of $17.7 million, $2.5 million in interest income and $72.2 million change in fair value of embedded derivatives.
Exploration expenses of $39.5 million in Q2’10 increased $4.3 million from $35.2 million in Q2’09. The exploration expenses included $23.2 million spent in Mongolia ($25.2 million in Q2’09), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $14.9 million incurred by Ivanhoe Australia ($8.8 million in Q2’09). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.
Ivanhoe Mines’ cash position, on a consolidated basis at June 30, 2010, was $1.5 billion. As at August 16, 2010, Ivanhoe Mines’ current consolidated cash position is approximately $1.4 billion.

SELECTED QUARTERLY DATA
This selected financial information is in accordance with U.S. GAAP.
($ in millions of dollars, except per share information)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2010	2010	2009	2009
Revenue	$17.7	$13.9	$9.9	$11.9
Cost of sales	(13.2)	(20.3)	(8.5)	(8.6)
Exploration expenses	39.5	(71.4)	(67.2)	(40.6)
General and administrative	(14.7)	(8.3)	(15.0)	(12.5)
Foreign exchange (losses) gains	(4.9)	1.7	2.2	19.5
Change in fair value of embedded derivatives	72.2	(1.4)	(45.0)	—
Loss on conversion of convertible credit facility	—	(154.3)	—	—
Net (loss) income from continuing operations	30.0	(200.5)	(138.7)	(47.5)
Income (loss) from discontinued operations	—	6.6	9.2	(22.3)
Net (loss) income	30.0	(193.9)	(129.5)	(69.8)
Net (loss) income per share — basic
Continuing operations	$(0.07)	$(0.47)	$(0.35)	$(0.12)
Discontinued operations	$0.00	$0.02	$0.03	$(0.06)
Total	$(0.07)	$(0.45)	$(0.32)	$(0.18)
Net (loss) income per share — diluted
Continuing operations	$(0.07)	$(0.47)	$(0.35)	$(0.12)
Discontinued operations	$0.00	$0.02	$0.03	$(0.06)
Total	$(0.07)	$(0.45)	$(0.32)	$(0.18)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2009	2009	2008	2008
Revenue	$10.7	$3.5	$3.1	$0.0
Cost of sales	(9.1)	(3.2)	(2.2)	—
Exploration expenses	(35.2)	(34.1)	(73.0)	(56.8)
General and administrative	(10.5)	(7.8)	(8.1)	(5.1)
Foreign exchange (losses) gains	21.7	(9.3)	(40.6)	(20.0)
Writedown of other long-term investments	—	—	(18.0)	—
Loss on conversion of convertible credit facility	—	—	—	—
Net (loss) income from continuing operations	(27.0)	(63.4)	(165.0)	(95.8)
Income from discontinued operations	2.1	7.4	5.0	7.8
Net (loss) income	(24.9)	(56.0)	(160.0)	(88.0)
Net (loss) income per share — basic
Continuing operations	$(0.07)	$(0.17)	$(0.44)	$(0.25)
Discontinued operations	$0.00	$0.02	$0.01	$0.02
Total	$(0.07)	$(0.15)	$(0.43)	$(0.23)
Net (loss) income per share — diluted
Continuing operations	$(0.07)	$(0.17)	$(0.44)	$(0.25)
Discontinued operations	$0.00	$0.02	$0.01	$0.02
Total	$(0.07)	$(0.15)	$(0.43)	$(0.23)

QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this release and the Company’s MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the qualified persons (as that term is defined in NI 43-101) listed below:

Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, SouthGobi Resources	Employee of the Company
Ivanhoe Mines’ results for the three months ended June 30, 2010, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
Forward-looking statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to; commencement of initial production and commercial production from the Oyu Tolgoi Project; possible expansion scenarios for the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated yearly production; implementation of the Oyu Tolgoi Project’s training and development strategy; the availability of project financing for the Oyu Tolgoi Project and Ivanhoe Mines’ ability to fund ongoing construction as currently scheduled pending receipt of project financing; the Oyu Tolgoi Project’s anticipated mine life, future production and cash flows; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto; statements respecting anticipated business activities; planned expenditures; corporate strategies; mining plans and production forecasts for the Ovoot Tolgoi Coal Project; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; the potential improvement of the export conditions at the Shivee Khuren-Ceke border between Mongolia and China; the outcome of Ivanhoe Australia’s planned additional equity financing transactions and initiatives; Ivanhoe Australia’s total potential proceeds from its equity financing trasactions; the planned use of proceeds from Ivanhoe Australia’s equity financing transactions; the expected closing of the acquisition of the Osborne Copper and Gold Operation on September 30, 2010; the impact that the Osborne acquisition will have on Ivanhoe Australia’s molybdenum and rhenium production plans and for supplementary copper and gold production; the planned timing of the completion of Merlin Project’s Feasibility and environmental studies; the planned drilling program and Feasibility Study at the Kyzyl Gold Project; the planned construction of a new gold mine at the Kyzyl Gold Project designed to produce a first-stage average of 368,000 ounces of gold per annum over a 16-year mine life; the plan for the Kyzyl operation to initially treat an estimated 1.5 million tonnes of ore per year at an estimated average gold grade of 8.53 g/t; the anticipated achievement of gold recoveries of up to 90% from a commercial scale plant at the Kyzyl Gold Project; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The news release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: August 16, 2010	By:	/s/ Beverly A. Bartlett BEVERLY A. BARTLETT
Vice President &
Corporate Secretary